780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

October 22, 2013

Mr. Larry L. Greene United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:

Broadview Funds Trust

File Numbers:  811-22885 and 333-191142

Dear Mr. Greene:

The purpose of this letter is to respond to comments received from you in your letter dated October 3, 2013, regarding the registration statement on Form N-1A (“Registration Statement”) of Broadview Funds Trust (the “Trust”) and the Broadview Opportunity Fund (the “Fund”), a series of the Trust.

The Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

General

1.

Comment:  The SAI discloses that the Fund will invest in derivatives.  Please summarize and disclose more fully, all material aspects of the derivatives in which the Fund will invest.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.  Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

Response:  The Trust responds supplementally by noting that it believes that the disclosure included in the SAI appropriately conveys to shareholders the Fund’s non-principal investment strategies with respect to the use of derivatives.  However, in light of the Staff’s Comments, the Trust has revised the disclosure in the SAI to clarify that the Fund will invest in derivatives, specifically options, futures and/or options on futures, only for

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Mr. Larry L. Greene
October 22, 2013

portfolio hedging purposes.  The Fund supplementally notes that it will not invest in derivatives for speculative purposes.  Additionally, the SAI has been revised to disclose that the Fund will invest in derivatives traded only on United States exchanges.  As the Fund will not engage in any “over-the-counter” derivatives transactions, the Trust has not included any additional counterparty risk disclosure relating to these investments.

2.

Comment:  Add appropriate risk disclosure regarding the volatility and turmoil experienced in the equity markets, both foreign and domestic, from 2007 to the present.

Response:  The Trust responds by revising the “Stock Market Risk” disclosure to read as follows:  “The prices of the securities in which the Fund invests may decline for a number of reasons.  The price declines of common stocks, in particular, may be steep, sudden and/or prolonged.  Price changes may occur in the market as a whole, or they may occur in only a particular company, industry, or sector of the market.  In recent years, U.S. and international markets have experienced extreme volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties.  Continuing market problems may have adverse effects on the Fund.”

3.

Comment:  The information filed by the Fund included a plain and a red lined version of the Fund’s N-1A.  The latter version does not reflect any changed disclosure.  In light of the circumstances surrounding the creation of this filing, i.e., the merger with FMI Focus Fund and the Fund’s successor status, explain whether the lack of changes is a typographical error or whether the submission itself was not intended.

Response:  The Trust responds supplementally by noting we have reviewed the filing submitted on September 13, 2013 and determined that no red lined version of the Fund’s Form N-1A was filed.

Prospectus

SUMMARY SECTION

Fees and Expenses of the Fund (Page 1)

4.

Comment:  Because the first segment of the table indicates “None” for each line item, that segment of the table may be deleted.

Response:  The Trust responds by making the requested revision.

5.

Comment:  The fee table is substantially blank, as is certain other financial information elsewhere in the filing.  We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

Response:  The Trust responds by noting the comment.

Mr. Larry L. Greene
October 22, 2013

6.

Comment:  The Fund may invest in other investment companies.  The fee table does not have an AFFE line item to reflect the indirect costs of investing in other investment companies.  Please add disclosure reflecting the amount of AFFE expected to be incurred, unless that amount is less than one basis point, in which case confirm that AFFE will be included in “Other expenses.”  (See Investment Company Act Release No. 27399 [June 20, 2006] and Item 3 of Form N-1A).

Response:  The Trust responds supplementally by noting that the expected AFFE for the Fund will be less than one basis point and that AFFE, if any, will be included in the “Other Expenses” line item of the fee table.

7.

Comment:  Disclosure in footnote 1 states that the expense table has been revised to reflect fees to be charged by new service providers.  Explain that the revision relates to fees charged to the Fund’s predecessor, the FMI Focus Fund.

Response:  The Trust responds by revising footnote 1 to read as follows: “The expense information in the table reflects current fees for the Fund, rather than those of the Fund’s predecessor, the FMI Focus Fund, pursuant to contracts entered into with the new service providers for administrative, fund accounting, custodial, distribution and transfer agency services.”

Performance (Page 3)

8.

Comment:  Disclosure in the first paragraph discusses the merger that created the Fund.  Provide the staff a fuller explanation of the origins of the Fund and its predecessor, including whether FMI Focus Fund was an open- or closed-end series, whether it was registered and the length of time it operated, whether the Fund had any operations before the merger, and whether the merger has been completed or is still pending.

Response:  The Trust responds by supplementally noting that the reorganization is still pending, but it is scheduled to close on November 29, 2013.  The Trust has revised the disclosure in the first paragraph to read as follows:  Pursuant to an Agreement and Plan of Reorganization between the Trust, on behalf of the Fund, and FMI Funds, Inc., on behalf of the FMI Focus Fund (the “Predecessor Fund”), the Fund acquired all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund on November 29, 2013 (the “Reorganization”).  The Fund is a newly formed series of the Trust and had no operations prior to the Reorganization.  The Predecessor Fund was a series of FMI Funds, Inc., a registered open-end investment company that commenced operations on December 12, 1996.  As a result of the Reorganization, the Fund will be the accounting successor of the Predecessor Fund.  Prior to November 29, 2013, Broadview Advisors, LLC (the “Adviser”) served as sub-adviser to the Predecessor Fund and another investment adviser served as the adviser to the Predecessor Fund.  The bar chart and the performance table below provide some indication of the risks of investing in the Fund by showing changes in the Predecessor Fund’s performance from year to year and by showing how the average annual returns over time compare to the performance of the Russell 2000® Index

Mr. Larry L. Greene
October 22, 2013

and the Russell 2000® Growth Index.  A fund’s past performance (before and after taxes) is not necessarily an indication of how it will perform in the future.  Updated performance information is available on the Fund’s website at http://www.[●].com.”

Principal Investment Strategies (Page 6)

9.

Comment:  The last sentence of the first paragraph states that: “The Fund’s portfolio managers actively trade the Fund’s portfolio.”  Disclose the risk related to this activity, including the risk of increased fees and expenses and the impact of those matters on a shareholder’s investment.

Response:  The Trust responds by supplementally noting that it does not anticipate that the Fund’s portfolio turnover rate will exceed 100% in a given year and therefore it does not believe that high portfolio turnover is a principal risk requiring disclosure in the Prospectus.  Notwithstanding the foregoing, the Trust responds by revising the disclosure in the last sentence of the first paragraph to read as follows: “The Fund’s portfolio managers, at times deemed appropriate to the then current market conditions, may find it necessary to trade more aggressively than normal, which may result in a portfolio turnover rate above the Fund’s historical average portfolio turnover rate.”

Temporary Strategies; Cash or Similar Investments

10.

Comment:  Please revise the disclosure in the third sentence to provide in substance the following: “Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses, in addition to its own expenses.”

Response:  The Trust responds by making the requested revision.

MANAGEMENT OF THE FUND

Investment Adviser (Page 8)

11.

Comment:  Disclosure in the second paragraph states that: “The Adviser may voluntarily waive all or a portion of its advisory fee with respect to the Fund.”  If the Adviser has no present intent to waive fees, delete this disclosure.

Response:  The Trust responds by deleting the disclosure.

THE FUND’S SHARE PRICE (Page 10)

12.

Comment:  Disclosure in the last paragraph discusses “good order.”  The definition does not refer to the receipt of payment.  Confirm the definition is accurate as is.

Response:  The Trust responds by revising the disclosure to read as follows: “A purchase or redemption order is in “good order” when the Fund or your servicing agent receives

Mr. Larry L. Greene
October 22, 2013

properly completed and signed documents, along with a check payable to the Broadview Opportunity Fund, in the event of a purchase of Fund shares.”

Telephone Purchases (Page 13)

13.

Comment:  Disclosure in the first paragraph states that: “Telephone purchases must be in amounts of $1,000 or more, however, the Adviser reserves the right to waive the minimum telephone purchase amount for certain accounts.”  Specify the highlighted accounts.

Response: The Trust responds supplementally by noting that while the Trust may waive the minimum telephone purchase amount, it does not have a policy of doing so for specific types of accounts.  Therefore, the Trust has revised the disclosure to remove the phrase “for certain accounts” from the third sentence in the first paragraph.

Other Redemption considerations (Page 17)

14.

Comment:  Disclosure in the third bullet states that: “As permitted by the Investment Company Act of 1940, as amended, the Fund ‘may’ delay the payment of redemption proceeds for ‘up to seven days in all cases’.”  Explain the basis for the underlined statement.  We may have additional comments.  In addition, we note that the word and phrase to which we have added our quotes create additional concerns.

Response:  The Trust responds supplementally by noting that the Fund may delay paying redemption proceeds for up to seven days after receiving a request, as permitted by Section 22(e) of the Investment Company Act of 1940, as amended (the “1940 Act”).   However, in light of the Staff’s comment, the Trust has revised the disclosure in the third bullet to read as follows:  “As permitted by the Investment Company Act of 1940, as amended, the Fund may delay the payment of redemption proceeds for up to seven days.  The Fund may delay redemption requests for up to seven days during periods of market volatility or when a shareholder’s trade activity or amount adversely impacts the Fund’s ability to manage its assets.  In addition, the Fund can suspend redemptions and/or postpone payments of redemption proceeds beyond seven days at times when the NYSE is closed or during emergency circumstances as determined by the SEC.”

(Page 18)

15.

Comment:  Disclosure in the last bullet indicates that the Fund may redeem in-kind.  In light of the Fund’s election under Rule 18f-1 (see, page 28 of the SAI) revise the first sentence to indicate that the Fund may redeem in-kind above a specified threshold.  Further, add disclosure that securities received in-kind remain at the risk of the market and that upon their sale shareholders may incur taxes.

Response:  The Trust responds by revising the disclosure in the last bullet to read as follows: “While the Fund generally pays redemption requests in cash, the Fund has filed a notice of election under Rule 18f-1 under the 1940 Act that allows the Fund to redeem in kind redemptions of a certain amount.  Specifically, if the amount you are redeeming

Mr. Larry L. Greene
October 22, 2013

during any 90-day period is in excess of the lesser of $250,000 or 1% of the net assets of the Fund, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the net assets of the Fund in securities instead of cash.  Shareholders who receive a redemption in kind may incur costs upon the subsequent disposition of such securities, and would bear any market risk until such securities are converted into cash.  Redemptions in kind are taxed in the same manner as redemptions paid in cash for federal income tax purposes.”

DISTRIBUTION AND TAXES (Page 19)

16.

Comment:  Revise the distribution disclosure to indicate when distributions of income and gain are paid.

Response:  The Trust responds supplementally by noting that the distribution schedule for the Fund has not yet been determined and that disclosure of the distribution schedule is not required by Form N-1A.

17.

Comment:  Disclosure in the fourth paragraph states that:  “If you elect to receive net investment income and net capital gain distributions in cash, and your distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such distributions and all future distributions payable to you in additional Fund shares at the Fund’s then current net asset value.”  Confirm that this policy is doable consistent with applicable state law.  Explain to the staff how you manage this policy consistent with Rule 22c-1, the reinvest date for such reinvested proceeds, and the basis for selecting that date.  If, however, distributions are not reinvested, explain to the staff what the Fund does in that circumstance and why.

Response:  The Trust responds supplementally by noting that if a distribution check is returned to the Fund as undeliverable, the Fund’s transfer agent will implement its returned mail procedures.  If the transfer agent is unable to locate the investor, or if the check remains uncashed, the transfer agent will implement its escheatment procedures based upon each state’s requirements.  The Trust has deleted the fourth paragraph in its entirety.

Statement of Additional Information

INVESTMENT RESTRICTIONS (Page 2)

18.

Comment:  Restrictions 1 and 2 set out Fund policy regarding put and call options.  Restriction 1 states, among other things, that the Fund may write or invest in put or call options.  Restriction 2 states that the Fund may write put and call options to the extent permitted by the 1940 Act.  In the narrative following the restrictions explain how these restrictions are designed to work, particularly since Restriction 1 appears to be a bit broader than Restriction 2 on the subject of investing in put and call options.

Response:  The Trust responds supplementally by noting that the Fund may only invest in put and call options to the extent permitted by the 1940 Act and therefore, by operation of

Mr. Larry L. Greene
October 22, 2013

law, Restriction 1 and Restriction 2 effectively impose the same limitation on the Fund.  However, in light of the Staff’s comment, the Trust has revised Restriction 1 to clarify that all of the activities noted in Restriction 1 are subject to any limitations imposed by the 1940 Act.  The Trust has revised Restriction 1 to read as follows: “The Fund will not purchase securities on margin (except for such short term credits as are necessary for the clearance of transactions); provided, however, that the Fund, to the extent permitted by the 1940 Act, may (i) borrow money; (ii) purchase or sell futures contracts and options on futures contracts; (iii) make initial and variation margin payments in connection with purchases or sales of futures contracts or options on futures contracts; and (iv) write or invest in put or call options.”

19.

Comment:  Restriction 3 deals with borrowing and notes that the Fund may borrow to the full statutory limit.  Add disclosure to the prospectus, including the summary, regarding the specifics of the Fund’s ability to borrow.  Borrowing is not mentioned until this point in the filing and the Fund’s policy of borrowing for purposes of leveraging the Fund’s portfolio appears later in the SAI.

Response:  The Trust responds by supplementally noting that the Predecessor Fund does not borrow for leverage purposes and the Fund and has no intention of borrowing for leverage purposes.  As a result, the Trust respectfully declines to add disclosure to the prospectus regarding the specifics of the Fund’s ability to borrow.  The Trust has revised the SAI to remove all disclosure relating to the Fund’s ability to borrow for purposes of leveraging the Fund.

20.

Comment:  Restriction 4 indicates that the Fund may pledge or hypothecate its assets.  Explain to the staff the manner in which the Fund may hypothecate its assets.

Response:  The Trust responds supplementally by noting that the Fund may hypothecate its assets in connection with permissible borrowings, provided such hypothecation does not exceed 33 1/3% of the Fund’s total assets at the time of the borrowing.

21.

Comment:  Restriction 5 states that: “The Fund will not make loans of money (except for the lending of the Fund’s portfolio securities and purchases of debt securities consistent with the Fund’s investment policies).  This construction is problematic.  This policy should be revised at the earliest opportunity.

Response:  The Trust respectfully disagrees that the construction of Restriction 5 is problematic.  The Trust further responds by supplementally noting that the Predecessor Fund does not currently lend its portfolio securities.  If the Fund determines to engage in securities lending in the future, it will do so consistent with a securities lending policy adopted by the Trust.  In light of the Staff’s comment, the Trust has revised Restriction 5 to clarify that the underlined phrase is explanatory in nature.  Restriction 5 now reads as follows:  “The Fund will not make loans of money (except for the lending of the Fund’s portfolio securities and purchase of debt securities).  (The Fund will only engage in such practices to the extent such practices are consistent with its investment objective.)”

Mr. Larry L. Greene
October 22, 2013

INVESTMENT CONSIDERATIONS

Borrowing (Page 10)

22.

Comment:  This two paragraph disclosure discusses leveraging in the first paragraph and temporary bank borrowings in the second paragraph.  Disclosure in the first paragraph discusses the applicable 300% limit on borrowing and disclosure in the second paragraph limits such borrowing to 25% of total assets and states the following: “Such borrowings will be promptly repaid and are not subject to the foregoing 300% asset coverage requirement.”  Confirm that all borrowings are subject to §18.  However, under §18(g) an additional 5% may be borrowed on a “temporary” basis beyond the 300% asset coverage requirement.

Response:  The Trust responds supplementally by confirming that the Fund’s borrowings will be subject to the requirements of Section 18 of the 1940 Act.  The Trust further responds by revising the SAI as noted in its response to Comment 19, above.

DISCLOSURE OF PORTFOLIO HOLDINGS

Fund Service Providers (Page 14)

23.

Comment:  Disclosure in the first paragraph discusses the need to disclose portfolio holdings information to certain third party providers.  The second paragraph sets forth examples of such providers.  As required by Form N-1A, Item 16(f)(2), describe the Fund’s on-going arrangements, including the identity of the persons who receive information pursuant to the arrangement.

Response:  The Trust responds supplementally by noting that the Fund does not have any specific arrangements to make available information about the Fund’s portfolio securities to any person, including its third party service providers.  As a result, the additional disclosure required by Item 16(f)(2) of Form N-1A is not applicable to the Fund.  The Trust acknowledges that certain of the Fund’s third party service providers will have access to the Fund’s portfolio holdings from time to time in connection with the services they provide to the Fund.  The Trust has revised the first sentence in the first paragraph to read as follows:  “Certain of the Fund’s third party service providers will have access to the Fund’s portfolio holdings from time to time, on an ongoing basis.”  The Trust notes that the second paragraph specifically identifies, by name, the third party service providers to whom the Fund may disclose portfolio holdings information.

SHAREHOLDER MEETINGS (Page 33)

24.

Comment:  Delete the reference to “director” in the second paragraph.

Response:  The Trust responds by making the requested revision.

25.

Comment:  The third paragraph under this caption discusses the removal of trustees.  Please indicate whether, in this connection, the Fund will render assistance to shareholders as discussed in Section 16(c) under the 1940 Act.

Mr. Larry L. Greene
October 22, 2013

Response:  The Trusts responds supplementally by confirming it will render assistance to shareholders as discussed in Section 16(c) under the 1940 Act.

PART C – OTHER INFORMATION

Signatures (Page C-6)

26.

Comment:  The signature page of the filing must contain the signatures required by Section 6 of the Securities Act.

Response:  The Fund responds by supplementally noting that any future registration statement filings will comply with the signature requirements of Section 6(a) of the Securities Act.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer